BINGHAM McCUTCHEN LLP
                               ONE FEDERAL STREET
                           BOSTON, MASSACHUSETTS 02110



                                        November 25, 2009



VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

         Re:      Pioneer Series Trust IV
                  Registration Statement on Form N-1A
                  (File Nos. 333-126384; 811-21781)

Ladies and Gentlemen:

This letter is to respond to comments we received on November 17, 2009 from Mr. Dominic Minore of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment No. 5 to the Registration Statement on Form N-1A for Pioneer Series Trust IV (the "Registrant") filed on October 1, 2009 with respect to its series Pioneer Classic Balanced Fund, Pioneer Government Income Fund, Pioneer Institutional Money Market Fund and Pioneer Treasury Reserves Fund (each a "Fund").

I. General Comments

1. Comment: The Staff requested that the Registrant provide a letter to the Commission that includes certain "Tandy" acknowledgments with the Registrant's response to the Staff's comments.

Response: A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2. Comment: The Staff noted that comments provided with respect to the prospectus for one of the Funds also apply to the prospectuses for the other Funds, as applicable.

     Response: The Registrant has addressed the Staff's comments in the manner indicated in the following responses. The Registrant notes that its responses with respect to one Fund also apply to the other Funds, as applicable.

II. Summary Prospectus Legend

1. Comment: The Staff requested that the Registrant include in its response letter the legend that it intends to use in the summary prospectus for each Fund filed under Rule 497(k).

Response: The following legend will be included in each Fund's summary prospectus to be filed under Rule 497(k):

Before you invest, you may want to review the fund's prospectus, which contains more information about the fund and its risks. You can find the fund's prospectus, statement of additional information and other information about the fund online at www.pioneerinvestments.com. You also can obtain this information at no cost by calling 1-800-225-6292 or by sending an email request to askpioneer@pioneerinvestments.com. The fund's current prospectus and statement of additional information, dated December 1, 2009, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders dated July 31, 2009, are incorporated by reference into this summary prospectus.

2. The Staff made the following comments to the legend included in the response to Staff comments filed by Pioneer Bond Fund on October 28, 2009:

(i) Comment: The Staff noted that Pioneer Bond Fund stated that "you can find the fund's prospectus, statement of additional information, shareholder reports and other information about the fund online at [_________________________]."

(a) The Staff requested that the Registrant confirm that the webpage link that it intends to use in its summary prospectus legend links directly to the webpage on which the documents referenced in the legend will appear, and does not link to Pioneer's homepage.

Response: The Registrant notes that it has not yet established a webpage on which the documents referenced in the legend will appear. The Registrant confirms that prior to using a summary prospectus, it will establish such a webpage, and that the webpage link it will use in each summary prospectus legend will link directly to the webpage on which the documents referenced in the legend will appear.

(b) The Staff noted that the only items that may be listed in the summary prospectus legend are those items which are specifically incorporated by reference into the prospectus, and accordingly, the reference to "shareholder reports" should be deleted.

Response: The Registrant has made the requested change.

(ii) Comment: The Staff noted that Pioneer Bond Fund stated that: "the fund's current prospectus and statement of additional information, dated November 1, 2009, and the independent registered public accounting firm's report and financial statements in the fund's annual report to shareholders dated June 30, 2009, are incorporated by reference into this summary prospectus." The Staff requested that the Registrant confirm that the independent registered public accounting firm's report and financial statements are incorporated by reference into the prospectus of each Fund, or delete the reference to these items if they are not specifically incorporated by reference into the Fund's prospectus.

Response: The Registrant confirms that the prospectus for each Fund will incorporate by reference the independent registered public accounting firm's report and financial statements.

III. Comments Regarding Prospectus for Pioneer Classic Balanced
Fund

A. Fees and Expenses of the Fund

1. Comment: The Staff requested that the Registrant delete the statement "Each class of shares has unique fees, expenses, and eligibility requirements" from the summary section.

Response: The Registrant has made the requested change.

2. Comment: The Staff requested that the line item to the Fee
Table titled "Less: Fee Waiver and Expense Limitation" be revised to read "Less: Fee Waiver and Expense Reimbursement".

Response: The Registrant has made the requested change.

3. Comment: The Staff stated that Footnote 1 to the Fee Table ("Class A purchases of $500,000 or more and purchases by participants in certain group plans are not subject to an initial sales charge but may be subject to a contingent deferred sales charge of 1%.") should be deleted and the disclosure in Footnote 1 should be presented with the Fund's
Item 12(a) disclosure.

Response: The Registrant has made the requested change.

4. Comment: The Staff stated that Footnote 2 to the Fee Table, which describes fee waiver arrangements, should discuss fee waiver arrangements only with respect to those classes for which the fee waiver is presented in the Fee Table. Accordingly, the Staff requested that the discussions of the fee waiver arrangements for Class Y shares be deleted from Footnote 2.

Response: The Registrant has made the requested change.

5. Comment: The Staff requested that the Registrant remove the statement "there can be no assurance that the adviser will extend the expense limitations beyond such time" from Footnote
2."

Response: The Registrant respectfully submits that the statement referenced by the Staff relates to the period for which the fee waiver arrangement is expected to continue, in accordance with Instruction 3(e) to Item 3 to Form N-1A, and accordingly has not made the requested change.

6. Comment: The Staff requested that the Registrant confirm in its response that, with respect to all Fee Table presentations, Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnotes to each Fee Table.

Response: The Registrant confirms that Pioneer has no ability to recoup any amounts waived or expenses reimbursed under the contractual fee waiver discussed in the footnotes to each Fee
Table.

7. Comment: The Staff noted that the disclosure following item
(a) in the introduction to the Expense Example ("you reinvest all dividends and other distributions") is not required by Form N-1A, and requested that it be deleted.

Response: The Registrant has made the requested change.

8. Comment: The Staff requested that the disclosure following item (c) in the introduction to the Expense Example be revised to state: "the fund's total operating expenses remain the same except for year one".

Response: The Registrant has made the requested change.

9. Comment: The Staff requested that the disclosure following item (d) in the introduction to the Expense Example ("the adviser's contractual expense limitation is in effect for year one") be deleted.

Response: The Registrant has made the requested change.

10. Comment: The Staff asked if the Registrant charges sales loads on reinvested dividends and distributions, and if so, to add the disclosure required by Item 3 to Form N-1A.

Response: The Registrant confirms that no Fund charges sales loads on reinvested dividends and distributions.

B. Portfolio Turnover

1. Comment: The Staff requested that the Registrant add risk disclosure regarding portfolio turnover to the principal risk summary section if the Fund's portfolio turnover rate exceeds
100%.

Response: The Registrant confirms that none of the Funds has a portfolio turnover rate that exceeds 100%.

C. Principal Investment Strategies

1. Comment: The Staff noted that the list of permissible investments in the Principal Strategies section includes exchange traded funds. The Staff requested that the Registrant confirm that the Fund does not invest in exchange traded funds to the extent that such investments represent 0.01% or more of the Fund's expenses and must be included as Acquired Fund Fees and Expenses in the Fund's Fee Table.

Response: The Registrant confirms that the Fund does not invest in exchange traded funds to the extent that such investments represent 0.01% or more of the Fund's expenses.

2. Comment: The Staff requested that the Registrant add disclosure in the Principal Investment Strategies section regarding the criteria the Fund's adviser uses when deciding which securities to sell in response to Item 4(a) of Item N-1A.

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section as requested.

3. The Staff noted that the Registrant states that "the Fund may invest in securities that are below investment grade and subordinated debt securities."

(i) Comment: The Staff requested that the Registrant add to the statement that below investment grade securities are also known as "junk bonds."

Response: The Registrant has made the requested change.

(ii) Comment: The Staff requested that the Registrant state the maximum percentage of the Fund's assets that may be invested in below investment grade and subordinated debt securities.

Response: The Registrant has added disclosure regarding the maximum percentage of the Fund's assets that may be invested in below investment grade securities. The Registrant notes that it has no stated limit on investment in subordinated debt securities.

4. Comment: The Staff noted that the Registrant states that "the Fund may invest a portion of its total assets in securities of issuers that are not U.S. or Canadian issuers, including emerging market issuers." The Staff requested that the Registrant state the maximum percentage of the Fund's assets that may be invested in securities of issuers that are not U.S. or Canadian issuers and emerging market issuers.

Response: The Registrant has made the requested change.

5. The Staff noted that the Registrant states that "the Fund may use other techniques, including investments in derivatives, and may hold cash or other short-term investments."

(i) Comment: The Staff requested that the Registrant briefly disclose in the Principal Investment Strategies section what derivatives the Fund may use and for what purpose (i.e., purely for hedging, or for speculative purposes). To the extent that the Fund may use derivatives for speculative purposes, the Staff requested that the Registrant add disclosure in the Principal Investment Strategies section stating the maximum percentage of the Fund's assets that may be invested in derivative instruments for speculative purposes.

Response: The Registrant has added disclosure with respect to the Staff's request regarding what derivatives the Fund may use and for what purpose. The Registrant notes that it has no stated limit on investment in derivative instruments, and that it may be difficult to characterize whether a derivative instrument is being used solely for hedging or speculative purposes. The Registrant notes that the Fund's use of derivative instruments with respect to equity and debt securities is subject to the policy stated in the Fund's prospectus that normally equity and debt securities represent
35% to 65% of the Fund's assets, respectively. The Registrant also notes that the Fund's use of derivative instruments is subject to its other investment policies and applicable law.

(ii) Comment: The Staff noted that each principal investment technique must be identified in the Principal Investment
Strategies section, and that the phrase "the Fund may use other techniques" should be deleted.

Response: The Registrant has deleted the phrase "the Fund may use other techniques" from the Principal Investment Strategies section.

D. Principal Risks of Investing in the Fund

1. Comment: The Staff requested that the Registrant replace the word "certain" with the word "principal" in the third sentence of the first paragraph in the Principal Risks of Investing in the Fund section.

Response: The Registrant has made the requested change.

2. Comment: The Staff requested that the risk factor title "U.S.
government obligations risk" be revised to read "U.S.
government agency obligation risk."

Response: The Registrant has made the requested change.

3. Comment: The Staff noted that the Registrant presents a combined risk factor for mortgage-related and asset-backed securities, and requested that the Registrant present separate risk factors for mortgage-related securities and asset-backed securities.

Response: The Registrant notes that separating the risk disclosure for mortgage-related and asset-backed securities would result in duplicative disclosure and respectfully submits that no change to the disclosure is required.

4. Comment: The Staff noted that the Registrant refers to "sub-prime" mortgages in the risk factor for mortgage-related and asset-backed securities. The Staff requested that, if correct, the Registrant disclose that it may invest in "sub-prime" mortgages in the Principal Investment Strategies section.

Response: The Registrant has made the requested change.

5. Comment: The Staff noted that the Registrant states in the risk factor for mortgage-related and asset-backed securities that "upon the occurrence of certain triggering events or defaults, the investors in a security held by the fund may become the holders of underlying assets at a time when those assets may be difficult to sell or may be sold only at a loss". The Staff requested that the Registrant clarify this statement by replacing "the investors in a security held by the Fund" with "the Fund".

Response: The Registrant has made the requested change.

6. Comment: The Staff requested that the Registrant revise the risk factor for high yield or "junk" bonds to reflect that the Fund may invest in securities that are in default by revising the first sentence of the risk factor to include "or are already in default" in the statement that "debt securities that are below investment grade, "junk bonds", are speculative, have a higher risk of default or are already in default, tend to be less liquid and are more difficult to value than higher grade securities".

Response: The Registrant has made the requested change.

7. Comment: The Staff requested that the Registrant delete the first sentence of the disclosure in the derivatives risk factor ("A derivative is a security or instrument whose value is determined by reference to the value or the change in value of another asset or other metric.") because this sentence does not discuss an investment risk.

Response: The Registrant has made the requested change.

8. Comment: The Staff noted that the Registrant includes a risk factor titled "Risk of Increase in Expenses". The Staff asked that the Registrant to indicate in its response if there has been a material change in the Fund's expense ratio since the Fund's fiscal year end, and if so, whether the expenses included in the Fee Table have been restated to reflect the Fund's current expenses.

Response: The Registrant confirms that there has not been a material change in the Fund's expense ratio since the Fund's fiscal year end that would require the expenses included in the Fee
Table to be restated.

E. The Fund's Past Performance

1. Comment: The Staff requested that the Registrant revise the first paragraph in the Fund's Past Performance section to conform to the language in Form N-1A.

Response: The Registrant has made the requested change.

2. Comment: The Staff requested that the Registrant delete the statement that "as a shareholder, you may lose or make money on your investment."

Response: The Registrant has made the requested change.

3. Comment: The Staff noted that the Registrant states that "if all the expenses of the Pioneer fund were reflected, the performance would be lower." The Staff requested that, if accurate, the Registrant clarify that the performance of each class of shares of the Pioneer fund would be lower, because the predecessor fund had lower operating expenses than the current expenses of the Pioneer fund.

Response: The Registrant respectfully submits that the disclosure requested by the Staff is not required by Form N-1A or the Staff's published guidance regarding performance presentation. The Registrant notes that a fund, including a shell fund that succeeds to the performance of a predecessor fund, is not required to restate its past performance or include the disclosure suggested by the Staff if its operating expenses increase in subsequent years. Accordingly, the Registrant has not made the requested change.

4. Comment: The Staff requested that the Registrant revise the following statement to conform to the language in Form N-1A:
"The bar chart does not reflect any sales charge you may pay when you buy or sell fund shares. Any sales charge will reduce your return" by (i) deleting the words "or sell", and (ii) replacing "any sales charge will reduce your return" with "if this amount was reflected, returns would be less than those shown."

Response: The Registrant has made the requested changes.

5. Comment: The Staff requested that the Registrant delete the words "return before taxes" presented in the Average Annual Total Returns table under Class B, C and Y shares, and instead include the language provided in Item 4(b)(2)(iv) of Form N-1A adjacent to the table. The Staff requested that the statement "after-tax returns for Class B, Class C and Class Y shares will vary from the after-tax returns presented for Class A shares" be revised to state: "after-tax returns are shown only for Class A shares. After-tax returns for Class B, Class C and Class Y shares will vary."

Response: The Registrant has made the requested changes.

6. Comment: The Staff requested that the Registrant delete
Footnote # and Footnote ##, which provide information regarding the inception dates of the predecessor fund shares, because such information is provided in the Average Annual
Total Returns table.

Response: The Registrant has made the requested changes.

F. Management

1. Comment: The Staff requested that the Registrant revise the disclosure in the Portfolio Management section to clarify that the dates included therein refer to each individual's length of service as a portfolio manager of the Fund.

Response: The Registrant has made the requested change.

G. Purchase and Sale of Fund Shares

1. Comment: The Staff requested that the Registrant delete the following statements from the summary section:

(i) "Please ask your financial intermediary about its procedures."

(ii) "You may qualify for lower investment minimums, depending on the type of your account. The fund may waive the initial or subsequent investment minimums. You may not be eligible for certain share classes."

Response: The Registrant has made the requested changes.

H. Payments to Broker-Dealers and Other Financial Intermediaries

1. Comment: The Staff requested that the Registrant revise the heading to this section to read "Payments to Broker-Dealers and Other Financial Intermediaries" to make it consistent with the narrative following the heading.

Response: The Registrant has made the requested change.

2. The Staff requested that the Registrant revise the second and third sentences of the Payments to Broker-Dealers and Other Financial Intermediaries section by adding "salesperson or" to the statements that "these payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson or investment professional to recommend the fund over another investment," and "ask your salesperson or investment professional or visit your financial intermediary's website for more information."

Response: The Registrant has made the requested changes.

I. More on the Fund's Investment Strategies

1. Comment: The Staff requested that the Registrant revise the heading to this section to read "More on the Fund's Principal Investment Strategies" or otherwise indicate which of the Fund's investment strategies discussed in this section are principal strategies and which are not.

Response: The Registrant has made the requested change.

2. Comment: The Staff requested that the risk factor title "U.S.
government obligations risk" be revised to read "U.S.
government agency obligation risk."

Response: The Registrant has made the requested change.

3. Comment: The Staff noted that the Registrant presents a combined discussion of mortgage-related and asset-backed securities in the More on the Fund's Investment Strategies section, and requested that the Registrant present separate discussions of mortgage-related securities and asset-backed securities.

Response: The Registrant has made the requested change.

4. Comment: The Staff noted that the Registrant states that "the fund may invest in securities of non-U.S. issuers, including emerging market issuers." The Staff requested that the Registrant state the maximum percentage of the Fund's assets that may be invested in securities of non-U.S. issuers and emerging market issuers.

Response: The Registrant has made the requested change.

5. Comment: The Staff noted that the Registrant includes inverse floating rate obligations as an investment strategy of the Fund in the More on the Fund's Investment Strategies section, and requested that inverse floating rate obligations be referenced in the Principal Risks of Investing in the Fund section.

Response: The Registrant has revised the disclosure to indicate that investments in inverse floating rate obligations are an additional investment strategy of the Fund rather than a principal investment strategy of the Fund.

6. Comment: The Staff noted that the Registrant includes disclosure regarding securities lending. The Staff requested that the Registrant indicate in the disclosure that when the Fund receives cash collateral in connection with loans of securities, the Fund may pay a portion of the income earned on the investment of collateral to the borrowers of the securities, lending agent or other intermediary.

Response: The Registrant has made the requested change.

7. Comment: The Staff requested that the Registrant revise the discussion regarding debt rating considerations in the More on the Fund's Principal Investment Strategies section to address the potential for conflicts of interest by ratings agencies in their ratings of securities and the lag in time between a change in the credit quality of a security or other asset and a ratings downgrade of the security or other asset by a ratings agency. The Staff also requested that the Registrant note in the disclosure that an investor can still lose significant amounts when investing in investment grade securities.

Response: The Registrant has made the requested changes.

J. More on the Risks of Investing in the Fund

1. Comment: The Staff requested that the Registrant replace the word "certain" with the word "principal" in the third sentence of the first paragraph in the More on the Risks of Investing in the Fund section.

Response: The Registrant has made the requested change.

2. Comment: The Staff requested that the Registrant revise the heading to this section to read "More on the Principal Risks of Investing in the Fund" or otherwise indicate which of the fund's investment risks discussed in this section are principal risks and which are not.

Response: The Registrant has made the requested change.

3. Comment: The Staff requested that the Registrant confirm in its response that it discloses in the Principal Risks of Investing in the Fund section all of the principal risk factors discussed in the More on the Risks of Investing in the Fund section.

Response: The Registrant confirms that it discloses in the Principal Risks of Investing in the Fund section all of the principal risk factors discussed in the More on the Risks of Investing in the Fund section.

4. Comment: The Staff noted that the Registrant presents a combined risk factor for mortgage-related and asset-backed securities in this section, and requested that the Registrant present separate risk factors for mortgage-related securities and asset-backed securities in this section.

Response: The Registrant notes that separating the risk disclosure for mortgage-related and asset-backed securities would result in duplicative disclosure and respectfully submits that no change to the disclosure is required.

5. Comment: The Staff requested that the Registrant revise the risk factor for high yield or "junk" bonds to reflect that the Fund may invest in securities that are already in default.

Response: The Registrant has made the requested change.

6. Comment: The Staff noted that the Registrant includes risk factors regarding credit default swaps and leveraging, and requested that, if they are principal risks of investing in the Fund, credit default swaps and leveraging also be referenced in the disclosure regarding the Fund's principal investment strategies.

Response: The Registrant has made the requested change.

K. Share Prices for Transactions

1. Comment: The Staff requested that the Registrant add "or authorized agent" to the end of the statement that "if your order is placed with the transfer agent or an authorized agent after the close of regular trading on the New York Stock Exchange, or your order is not in good order, the share price will be based on the net asset value next determined after your order is received in good order by the Fund or authorized agent."

Response: The Registrant has made the requested change.

2. Comment: The Staff requested that the Registrant add "you have provided payment for the shares" to the definition of "good order."

Response: The Registrant respectfully notes that the definition of "good order" refers to the provision of certain information, without which a purchase, exchange or redemption request may not be processed, and does not include payment for the shares.
Accordingly, the Registrant has not made the requested change.

IV. Comments Regarding Prospectus for Pioneer Institutional Money
Market Fund

A. Fees and Expenses of the Fund

1. Comment: The Staff noted that the reference for Footnote 1 relates to "Other Expenses" and should be moved to that line item rather than the "Less: Fee Waiver and Expense
Reimbursement" and "Net Expenses" line items.

Response: The Registrant has made the requested change.

2. Comment: The Staff noted that Footnote 3 discusses a voluntary fee waiver that is not reflected in the Fee Table, and accordingly the disclosure should be deleted from the summary section.

Response: The Registrant has made the requested change.

B. Principal Investment Strategies

1. Comment: The Staff noted that the Registrant states that the Fund's investments may include "U.S. dollar denominated securities issued by non-U.S. governments and multinational issuers, such as the World Bank." The Staff stated that it views "multinational issuers" collectively as an industry, and requested that the Registrant confirm in its response that the Fund invests less than 25% of its assets in U.S. dollar denominated securities issued by multinational issuers.

Response: The Registrant confirms that the Fund invests less than 25% of its assets in U.S. dollar denominated securities issued by multinational issuers.

C. Principal Risks of Investing in the Fund

1. Comment: The Staff noted that the Registrant states under "Risks Associated with Concentration in the Banking Industry" that the Fund may invest "a significant portion of its assets in municipal securities and interests in municipal securities that are issued or backed by U.S. and non-U.S. banks."

(i) Comment: The Staff stated that it views "non U.S. banks" as an industry, and requested that the Registrant confirm in its response that the Fund invests less than 25% of its assets in non-U.S. banks.

Response: The Registrant confirms that the Fund invests less than 25% of its assets in non-U.S. banks.

(ii) Comment: The Staff requested that the Registrant clarify what types of securities are represented by "interests in municipal securities that are issued or backed by U.S. and non-U.S.
banks." The Staff asked if such securities are, for example, asset-backed securities backed by municipal securities or interests in a pool of securities backed by municipal securities.

Response: The Registrant has revised the disclosure to state that the Fund may invest a significant portion of its assets in obligations that are issued or backed by U.S. and non-U.S. banks.

2. Comment: The Staff requested that the "structured securities" risk factor be revised to highlight risks that specifically relate to structured securities.

Response: The Registrant has made the requested change.

D. The Fund's Past Performance

1. Comment: The Staff requested that, if accurate, the Registrant add disclosure to clarify that the performance of each class of shares of the Pioneer fund would be lower if all the expenses of the Pioneer fund were reflected.

Response: As noted in response to Comment III.E.3., the Registrant respectfully submits that the disclosure requested by the Staff is not required by Form N-1A or the Staff's published guidance regarding performance presentation, and, accordingly, the Registrant has not made the requested change.

V. Comments to Prospectus for Pioneer Government Income Fund

A. Principal Investment Strategies

1. Comment: The Staff noted that the Registrant states that "normally, the Fund invests primarily in U.S. government securities, and repurchase agreements and `when-issued' commitments with respect to these securities." The Staff requested that the Registrant replace "primarily" in the above statement with "at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes)."

Response: The Registrant has made the requested change.

B. The Fund's Past Performance

1. Comment: The Staff requested that, if accurate, the Registrant add disclosure to clarify that the performance of each class of shares of the Pioneer fund would be lower if all the expenses of the Pioneer fund were reflected.

Response: As noted in response to Comment III.E.3., the Registrant respectfully submits that the disclosure requested by the Staff is not required by Form N-1A or the Staff's published guidance regarding performance presentation, and, accordingly, the Registrant has not made the requested change.

VI. Comments to Prospectus for Pioneer Treasury Reserves Fund

A. Fees and Expenses of the Fund

1. Comment: The Staff noted that Footnote 1 discusses a voluntary fee waiver that is not reflected in the Fee Table, and accordingly the disclosure should be deleted from the summary section.

Response: The Registrant has made the requested change.

B. Principal Investment Strategies

1. Comment: The Staff noted that the Registrant states that "normally, the Fund invests primarily in U.S. Treasury bills, notes and bonds, and repurchase agreements with respect to these securities." The Staff requested that the Registrant replace "primarily" in the above statement with "at least 80% of its net assets (plus the amount of borrowings, if any, for investment purposes)."

Response: The Registrant has made the requested change.

C. The Fund's Past Performance

1. Comment: The Staff requested that, if accurate, the Registrant add disclosure to clarify that the performance of each class of shares of the Pioneer fund would be lower if all the expenses of the Pioneer fund were reflected.

Response: As noted in response to Comment III.E.3., the Registrant respectfully submits that the disclosure requested by the Staff is not required by Form N-1A or the Staff's published guidance regarding performance presentation, and, accordingly, the Registrant has not made the requested change.

VII. Comments to Statements of Additional Information

1. Comment: The Staff noted that the Registrant states in the discussion in each Statement of Additional Information regarding Lending of Portfolio Securities that "the Fund may not exercise voting rights on loaned securities, but reserves the right to recall loaned securities so that they may be voted according to the Fund's Proxy Voting Policies and Procedures." The Staff requested that the Registrant confirm in its response that each Fund's proxy voting policies and procedures satisfy all of the requirements set forth in the no-action letters issued by the Commission to State Street Bank & Trust Company with respect to securities lending.

Response: The Registrant confirms that each Fund's proxy voting policies and procedures satisfy all of the requirements set forth in the no-action letters issued by the Commission to State Street
Bank & Trust Company with respect to securities lending.

2. Comment: The Staff noted that each Fund no longer has a non-fundamental policy regarding mortgaging, hypothecating or pledging of assets. The Staff requested that each Fund add a non-fundamental policy regarding mortgaging, hypothecating or pledging of assets, or, at a minimum, the Registrant should include in each Fund's Statement of Additional Information a discussion of the Staff's position regarding mortgaging, hypothecating or pledging of assets.

Response: The Registrant has added disclosure in each Fund's Statement of Additional Information to address the Staff's request.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

                                        Sincerely,


                                        /s/ Jeremy Kantrowitz
                                        ---------------------
                                        Jeremy Kantrowitz